Exhibit I

EXECUTION VERSION

CLASS B CONVERTIBLE PREFERRED UNIT SUBSCRIPTION AGREEMENT

by and among

CAPITAL PRODUCT PARTNERS L.P.

and

THE PURCHASERS PARTY HERETO

Dated as of June 6, 2012

Table of Contents

i

ii

Schedule A –        List of Purchasers and Commitment Amounts

Schedule B –	Notice and Contact Information

Exhibit A –	Wire Transfer Instructions

Exhibit B –	Registration Rights Agreement

iii

CLASS B CONVERTIBLE PREFERRED UNIT SUBSCRIPTION AGREEMENT

This CLASS B CONVERTIBLE PREFERRED UNIT SUBSCRIPTION AGREEMENT, dated as of June 6, 2012 (this “Agreement”), is by and among CAPITAL PRODUCT PARTNERS L.P., a limited partnership organized under the laws of the Republic of the Marshall Islands (“CPLP”), and each of the purchasers set forth on Schedule A hereto (the “Purchasers”).

WHEREAS, pursuant to the Side Letter Agreement between CPLP and Salient dated May 11, 2012, Salient agreed to purchase and CPLP agreed to sell to Salient up to $10 million of Class B Convertible Preferred Units on substantially the same terms as such units were sold to the purchasers under the Class B Convertible Preferred Unit Subscription Agreement dated May 11, 2012 and Capital Maritime agreed to purchase the difference between $10 million and the amount actually purchased by Salient; and

WHEREAS, CPLP has agreed to provide Salient with certain registration rights with respect to the Common Units (as defined below) underlying the Class B Convertible Preferred Units acquired pursuant to this Agreement.

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

ARTICLE I
DEFINITIONS

Section 1.01         Definitions

As used in this Agreement, and unless the context requires a different meaning, the following terms have the meanings indicated:

“Affiliate” means, with respect to a specified Person, any other Person, whether now in existence or hereafter created, directly or indirectly controlling, controlled by or under direct or indirect common control with such specified Person.  For purposes of this definition, “control” (including, with correlative meanings, “controlling”, “controlled by”, and “under common control with”) means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Basic Documents” means, collectively, this Agreement, the Class B Amendment, the Registration Rights Agreement, the Non-Disclosure Agreements and any and all other agreements or instruments executed and delivered by the parties on even date herewith or at the Closing relating to the issuance and sale of the Purchased Units, or any amendments, supplements, continuations or modifications thereto.

“Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the State of New York shall not be regarded as a Business Day.

“Capital Entities” means CPLP, the General Partner, and all of CPLP’s Subsidiaries.

“Capital Maritime” means Capital Maritime & Trading Corp.

“Class B Amendment” means the Second Amendment, dated as of May 22, 2012,  to the Second Amended and Restated Agreement of Limited Partnership of CPLP, as amended.

“Class B Unit Price” shall have the meaning specified in Section 2.01(b).

“Class B Units” means the Class B Convertible Preferred Units representing limited partner interests in CPLP as established by the Class B Amendment.

“Closing” shall have the meaning specified in Section 2.02.

“Closing Date” shall have the meaning specified in Section 2.02.

“Code” shall have the meaning specified in Section 3.16.

“Commission” means the United States Securities and Exchange Commission.

“Common Units” means the common units representing limited partner interests in CPLP.

“CPLP” has the meaning set forth in the Preamble.

“CPLP Credit Facilities” means, collectively, the Revolving $370.0 Million Credit Facility, the Revolving $350.0 Million Credit Facility and the Term Loan Facility.

“CPLP Financial Statements” shall have the meaning specified in Section 3.06.

“CPLP Material Adverse Effect” means any material and adverse effect on (a) the assets, liabilities, financial condition, business, operations, affairs or prospects of CPLP and its Subsidiaries taken as a whole; (b) the ability of the Capital Entities taken as a whole to carry on their business as such business is conducted as of the date hereof or to meet their obligations under the Basic Documents on a timely basis; or (c) the ability of CPLP to consummate the transactions under any Basic Document.

“CPLP SEC Documents” shall have the meaning specified in Section 3.06.

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations of the Commission promulgated thereunder.

“GAAP” means generally accepted accounting principles in the United States of America in effect from time to time.

“General Partner” means Capital GP L.L.C., a Marshall Islands limited liability company.

“General Partner Interest” means the ownership interest of the General Partner in CPLP (in its capacity as a general partner and without reference to any Limited Partner Interest (as defined in the Partnership Agreement) held by it), which is evidenced by General Partner Units and includes any and all benefits to which the General Partner is entitled as provided in the Partnership Agreement, together with all obligations of the General Partner to comply with the terms and provisions of the Partnership Agreement.

“General Partner Unit” means a fractional part of the General Partner Interest having the rights and obligations specified with respect to the General Partner Interest.

“Governmental Authority” means, with respect to a particular Person, any country, state, county, city and political subdivision in which such Person or such Person’s Property is located or that exercises valid jurisdiction over any such Person or such Person’s Property, and any court, agency, department, commission, board, bureau or instrumentality of any of them and any monetary authority that exercises valid jurisdiction over any such Person or such Person’s Property.  Unless otherwise specified, all references to Governmental Authority herein with respect to CPLP mean a Governmental Authority having jurisdiction over CPLP, its Subsidiaries or any of their respective Properties.

“Indemnified Party” has the meaning set forth in Section 6.03.

“Indemnifying Party” has the meaning set forth in Section 6.03.

“Law” means any federal, state, local or foreign order, writ, injunction, judgment, settlement, award, decree, statute, law, rule or regulation.

“Lien” means any interest in Property securing an obligation owed to, or a claim by, a Person other than the owner of the Property, whether such interest is based on the common law, statute or contract, and whether such obligation or claim is fixed or contingent, and including but not limited to the lien or security interest arising from a mortgage, encumbrance, pledge, security agreement, conditional sale or trust receipt or a lease, consignment or bailment for security purposes.  For the purpose of this Agreement, a Person shall be deemed to be the owner of any Property that it has acquired or holds subject to a conditional sale agreement, or leases under a financing lease or other arrangement pursuant to which title to the Property has been retained by or vested in some other Person in a transaction intended to create a financing.

“Lock-Up Date” means the date that is 120 days from the Closing Date.

“Marshall Islands LP Act” means the Marshall Islands Limited Partnership Act, as amended, supplemented or restated from time to time, and any successor to such statute.

“Marshall Islands LLC Act” means the Marshall Islands Limited Liability Company Act as amended, supplemented or restated from time to time, and any successor to such statute.

“NASDAQ” means the Nasdaq Global Market.

“Non-Disclosure Agreements” means each of those certain letter agreements between CPLP and each of the Purchasers related to the offering and sale of the Class B Units.

“Partnership Agreement” means the Second Amended and Restated Agreement of Limited Partnership of CPLP dated February 22, 2010, as amended from time to time, including by the Class B Amendment.

“Partnership Related Party” has the meaning set forth in Section 6.02.

“Partnership Securities” means any class or series of equity interest in CPLP (but excluding any options, rights, warrants and appreciation rights relating to an equity interest in CPLP), including Common Units, Class B Units, Subordinated Units and Incentive Distribution Rights (as defined in the Partnership Agreement).

“Permits” means, with respect to CPLP or any of its Subsidiaries, any licenses, permits, variances, consents, authorizations, waivers, grants, franchises, concessions, exemptions, orders, registrations and approvals of Governmental Authorities or other Persons necessary for the ownership, leasing, operation, occupancy or use of its Properties or the conduct of its businesses as currently conducted or proposed to be conducted.

“Person” means any individual, corporation, company, voluntary association, partnership, joint venture, trust, limited liability company, unincorporated organization or government or any agency, instrumentality or political subdivision thereof, or any other form of entity.

“Property” means any interest in any kind of property or asset, whether real, personal or mixed, or tangible or intangible.

“Purchase Price” means, with respect to a particular Purchaser, the monetary commitment amount equal to the product of the number of Purchased Units for such Purchaser, multiplied by the Class B Unit Price, as set forth on Schedule A hereto.

“Purchased Units” means with respect to each Purchaser, the number of Class B Units as set forth opposite such Purchaser’s name on Schedule A hereto.

“Purchaser Related Party” has the meaning set forth in Section 6.01.

“Purchasers” has the meaning set forth in the Preamble.

“Qualified Shareholder” has the meaning set forth in Section 5.08.

“Registration Rights Agreement” means the Registration Rights Agreement, dated as of the Closing Date, between CPLP and Salient.

“Representatives” of any Person means the officers, directors, managers, employees, agents, counsel, accountants, investment bankers and other representatives of such Person.

“Revolving $350.0 Million Credit Facility” means the Loan Agreement dated March 19, 2008 by and between Capital Product Partners L.P. as Borrower, the banks and financial institutions listed in Schedule 1 thereto as Lenders, HSH Nordbank AG as Swap Bank, HSH Nordbank AG as Bookrunner, HSH Nordbank AG as Mandated Lead Arranger, Facility Agent and Security Trustee and DnB Nor Bank ASA as Co-arranger, as supplemented by the First Supplemental Agreement to the Revolving $350.0 Million Credit Facility dated October 2, 2009, the Second Supplemental Agreement to the Revolving $350.0 Million Credit Facility dated July 20, 2010 and the Third Supplemental Agreement to the Revolving $350.0 Million Credit Facility dated May 21, 2012.

“Revolving $370.0 Million Credit Facility” means the Loan Agreement dated March 22, 2007, by and between Capital Product Partners L.P. as Borrower, the banks and financial institutions listed in Schedule 1 thereto as Lenders, HSH Nordbank AG as Swap Bank, HSH Nordbank AG as Bookrunner and HSH Nordbank AG as Agent and Security Trustee, as supplemented by the First Supplemental Agreement to the Revolving $370.0 Million Credit Facility dated September 19, 2008, the Second Supplemental Agreement to the Revolving $370.0 Million Credit Facility dated July 11, 2008, the Third Supplemental Agreement to the Revolving $370.0 Million Credit Facility dated April 7, 2009, the Fourth Supplemental Agreement to the Revolving $370.0 Million Credit Facility dated April 8, 2009, the Fifth Supplemental Agreement to the Revolving $370.0 Million Credit Facility dated October 2, 2009, the Sixth Supplemental Agreement to the Revolving $370.0 Million Credit Facility dated July 30, 2010, the Seventh Supplemental Agreement to the Revolving $370.0 Million Credit Facility dated November 30, 2010, the Eighth Supplemental Agreement to the Revolving $370.0 Million Credit Facility dated December 23, 2011 and the Ninth Supplemental Agreement to the Revolving $370.0 Million Credit Facility dated May 21, 2012.

“Salient” means Salient Midstream & MLP Fund.

“Securities Act” means the Securities Act of 1933, as amended from time to time, and the rules and regulations of the Commission promulgated thereunder.

“Subordinated Units” means the subordinated units representing limited partner interests in CPLP.

“Subsidiary” means, as to any Person, any corporation or other entity of which:  (i) such Person or a Subsidiary of such Person is a general partner or manager; (ii) at least a majority of the outstanding equity interest having by the terms thereof ordinary voting power to elect a majority of the board of directors or similar governing body of such corporation or other entity (irrespective of whether or not at the time any equity interest of any other class or classes of such corporation or other entity shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by such Person or one or more of its Subsidiaries; or (iii) any corporation or other entity as to which such Person consolidates for accounting purposes.

“Term Loan Facility” means the Loan Agreement dated June 9, 2011 by and between Capital Product Partners L.P. as borrower and Emporiki Bank of Greece S.A. as lender, as supplemented by the Supplemental Letter to the $25.0 million Term Loan Facility dated May 21, 2012.

“Unitholders” means the unitholders of CPLP.

Section 1.02         Accounting Procedures and Interpretation

Unless otherwise specified herein, all accounting terms used herein shall be interpreted and all determinations with respect to accounting matters hereunder shall be made in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and in compliance as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the Commission with respect thereto.

ARTICLE II
AGREEMENT TO SELL AND PURCHASE

Section 2.01         Sale and Purchase

(a)           Subject to the terms and conditions hereof, CPLP hereby agrees to issue and sell to each Purchaser and each Purchaser, severally and not jointly, hereby agrees to subscribe for and purchase from CPLP, the number of Purchased Units as set forth on Schedule A opposite the name of such Purchaser, and each Purchaser agrees to pay CPLP the Class B Unit Price for each Purchased Unit as set forth in paragraph (b) below.

(b)           The amount per Class B Unit each Purchaser will pay to CPLP to purchase the Purchased Units (the “Class B Unit Price”) hereunder shall be $9.00.

Section 2.02         Closing

Subject to the terms and conditions hereof, the consummation of the purchase and sale of the Purchased Units hereunder (the “Closing”) shall take place at 9:00 AM on June 6, 2012 (the “Closing Date”) at the offices of Sullivan & Cromwell, LLP, 125 Broad Street, New York, New York 10004, or such other location as may be mutually agreed by the parties.  Payment for the Purchased Units shall be made by the Purchasers to CPLP on the Closing Date to the account designated by the transfer instructions set forth on Exhibit A.  The Purchased Units shall be delivered to the Purchasers on the Closing Date.

Section 2.03         CPLP Deliveries

At the Closing, subject to the terms and conditions hereof, CPLP will deliver, or cause to be delivered, to Salient:

(a)           A certificate or certificates representing the Purchased Units or evidence that the Purchased Units have been issued in book entry form with the transfer agent, Bank of

New York, in the name requested by such Purchaser, (in each case, bearing the legend set forth in Section 4.09) and meeting the requirements of the Partnership Agreement, free and clear of any Liens, other than transfer restrictions under applicable federal and state securities laws;

(b)           A cross-receipt executed by CPLP and delivered to each Purchaser certifying that CPLP has received the Purchase Price with respect to such Purchaser as of the Closing Date;

(c)           Opinions addressed to the Purchasers from Watson, Farley & Williams (New York) LLP and Sullivan & Cromwell LLP, dated as of the Closing Date, in a form mutually agreed between the parties;

(d)           The Registration Rights Agreement in substantially the form attached hereto as Exhibit B relating to the Purchased Units, which shall have been duly executed by CPLP.

Section 2.04         Purchasers’ Deliveries

At the Closing, subject to the terms and conditions hereof, each Purchaser shall:

(a)           have delivered, or cause to have been delivered, on the Closing Date, payment of such Purchaser’s Purchase Price by wire transfer of immediately available funds to the account designated by the transfer instructions set forth on Exhibit A;

(b)           deliver or cause to be delivered to CPLP:

(i)           A cross-receipt executed by each Purchaser and delivered to CPLP certifying that it has received its respective Purchased Units as of the Closing Date;

(ii)           The Registration Rights Agreement relating to the Purchased Units, which shall have been duly executed by Salient.

Section 2.05         Independent Nature of Purchasers’ Obligations and Rights

The obligations of each Purchaser under any Basic Document are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance of the obligations of any other Purchaser under any Basic Documents.  The failure or waiver of performance under any Basic Document by any Purchaser does not excuse performance by any other Purchaser.  Nothing contained herein or in any other Basic Document, and no action taken by any Purchaser pursuant thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Basic Document.  Each Purchaser shall be entitled to independently protect and enforce its rights, including without limitation, the rights arising out of this Agreement or out of the other Basic Documents, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF CPLP

CPLP represents and warrants to each Purchaser as follows:

Section 3.01         Existence

Each of CPLP and CPLP’s Subsidiaries has been duly incorporated or formed, as the case may be, and is validly existing as a limited partnership, limited liability company or corporation, as applicable, and is in good standing under the Laws of its jurisdiction of formation or incorporation, as the case may be, has all requisite power and authority, and has all governmental licenses, authorizations, consents and approvals necessary, to own, lease, use or operate its respective Properties and to carry on its business as now being conducted, except where the failure to obtain such licenses, authorizations, consents and approvals would not reasonably be expected to have a CPLP Material Adverse Effect.  None of CPLP nor any of its Subsidiaries are in default in the performance, observance or fulfillment of any provision of, in the case of CPLP, the Partnership Agreement or its Certificate of Limited Partnership or, in the case of any Subsidiary of CPLP, its respective certificate of incorporation, certification of formation, bylaws, limited liability company agreement or other similar organizational documents.  Each of CPLP and its Subsidiaries is duly qualified or registered and in good standing as a foreign limited partnership, limited liability company or corporation, as applicable, and is authorized to do business in each jurisdiction in which the ownership or leasing of its respective Properties or the character of its respective operations makes such registration or qualification necessary, except where the failure to obtain such qualification, license, authorization or good standing would not reasonably be expected to have a CPLP Material Adverse Effect.

Section 3.02         Ownership of Subsidiaries

(a)           All of the issued and outstanding equity interests of each of CPLP’s Subsidiaries are owned, directly or indirectly, by CPLP free and clear of any Liens (except for such restrictions as may exist under applicable Law and except for such Liens as may be imposed under the CPLP Credit Facilities), and all such ownership interests have been duly authorized, validly issued and are fully paid (to the extent required by applicable Law or in the organizational documents of CPLP’s Subsidiaries, as applicable) and non-assessable (except as such nonassessability may be affected by matters described in Section 41 of the Marshall Islands LP Act and Section 31 of the Marshall Islands LLC Act) and free of preemptive rights, with no personal liability attaching to the ownership thereof.  Except as disclosed in the CPLP SEC Documents, neither CPLP nor any of its Subsidiaries owns any shares of capital stock or other securities of, or interest in, any other Person, or is obligated to make any capital contribution to or other investment in any other Person.

Section 3.03         Purchased Units, Capitalization and Valid Issuance

(a)           The Purchased Units shall have those rights, preferences, privileges and restrictions governing the Class B Units as set forth in the Class B Amendment.

(b)           The General Partner is the sole general partner of the CPLP and owns an ownership interest in the CPLP; such ownership interest has been duly authorized and validly issued in accordance with the Partnership Agreement; and the General Partner owns such ownership interest free and clear of any Liens.

(c)           As of the date of this Agreement, the issued and outstanding limited partner interests of CPLP consist of 69,372,077 Common Units, 14,444,443 Class B Units and the Incentive Distribution Rights (as defined in the Partnership Agreement).  The only issued and outstanding general partner interests of CPLP are the interests of the General Partner described in the Partnership Agreement.  All outstanding Common Units, Class B Units and Incentive Distribution Rights and the limited partner interests represented thereby have been duly authorized and are validly issued and fully paid (to the extent required under the Partnership Agreement) and non-assessable (except as such nonassessability may be affected by matters described in Section 41 of the Marshall Islands LP Act and the Partnership Agreement).

Section 3.04         No Convertible Securities, Options or Preemptive Rights

(a)           No indebtedness having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which CPLP Unitholders may vote is issued or outstanding.  Except for the issued and outstanding Class B Units, there are no outstanding or authorized (i) options, warrants, preemptive rights, subscriptions, calls, or other rights, convertible or exchangeable securities, agreements, claims or commitments of any character obligating CPLP or any of its Subsidiaries to issue, transfer or sell any partnership interests or other equity interest in CPLP or any of its Subsidiaries or securities convertible into or exchangeable for such partnership interests or other equity interest, (ii) obligations of CPLP or any of its Subsidiaries to repurchase, redeem or otherwise acquire any partnership interests or equity interests of CPLP or any of its Subsidiaries or any such securities or agreements listed in clause (i) of this sentence or (iii) voting trusts or similar agreements to which CPLP or any of its Subsidiaries is a party with respect to the voting of the equity interests of CPLP or any of its Subsidiaries.

Section 3.05         Valid Issuance

(a)           The offer and sale of the Purchased Units and the limited partner interests represented thereby, have been, or prior to the Closing Date will be, duly authorized by CPLP pursuant to the Partnership Agreement and, when issued and delivered to such Purchaser against payment therefor in accordance with the terms of this Agreement, will be validly issued, fully paid (to the extent required by applicable law and the Partnership Agreement) and non-assessable (except as such nonassessability may be affected by matters described in Section 41 of the Marshall Islands LP Act) and will be free of any and all Liens and restrictions on transfer, other than restrictions on transfer under the Partnership Agreement or this Agreement and under applicable state and federal securities laws and other than Liens as are created by the Purchasers.

(b)           CPLP’s currently outstanding Common Units are quoted on NASDAQ and CPLP has not received any notice of delisting.  The Purchased Units will be issued in compliance with all applicable rules of NASDAQ.

(c)           The Common Units issuable upon conversion of the Purchased Units and any Common Units issuable in lieu of cash as liquidated damages under the Registration Rights Agreement, and the limited partner interests represented thereby, have, in each case when issued, been duly authorized by CPLP pursuant to the Partnership Agreement and, upon issuance in accordance with the terms of the Class B Units as reflected in the Class B Amendment, will be validly issued, fully paid (to the extent required by applicable law and the Partnership Agreement) and nonassessable (except as such nonassessability may be affected by matters described in Section 41 of the Marshall Islands LP Act) and will be free of any and all Liens and restrictions on transfer, other than restrictions on transfer under the Partnership Agreement or this Agreement and under applicable state securities laws and other than such Liens as are created by the Purchasers.

Section 3.06         CPLP SEC Documents

CPLP has timely filed with the Commission all forms, registration statements, reports, schedules and statements required to be filed by it under the Exchange Act or the Securities Act (all such documents, collectively, the “CPLP SEC Documents”).  The CPLP SEC Documents, including, without limitation, any audited or unaudited financial statements and any notes thereto or schedules included therein (the “CPLP Financial Statements”), at the time filed (in the case of registration statements, solely on the dates of effectiveness) (except to the extent corrected by a subsequently filed CPLP SEC Document filed prior to the date hereof) (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein (in light of the circumstances under which they were made) not misleading, (b) complied as to form in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as applicable, (c) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the Commission with respect thereto, (d) in the case of the CPLP Financial Statements, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), and (e) in the case of the CPLP Financial Statements, fairly present (subject in the case of unaudited statements to normal, recurring and year-end audit adjustments) in all material respects the consolidated financial position of CPLP and its Subsidiaries as of the dates thereof and the consolidated results of its operations and cash flows for the periods then ended.  Deloitte Hadjipavlou, Sofianos & Cambanis S.A. is an independent registered public accounting firm with respect to CPLP and the General Partner and has not resigned or been dismissed as independent registered public accountants of CPLP as a result of or in connection with any disagreement with CPLP on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

Section 3.07         No Material Adverse Change

Except as set forth in or contemplated by the CPLP SEC Documents filed with the Commission on or prior to the date hereof, since the date of CPLP’s most recent Form 20-F filing with the Commission, there has been no (a) change that has had or would reasonably be expected to have a CPLP Material Adverse Effect, (b) disposition of any material asset, otherwise than for fair value in the ordinary course of business or (c) material change in CPLP’s accounting principles, practices or methods.

Section 3.08         Litigation

Except as set forth in the CPLP SEC Documents, there is no action, suit, or proceeding pending (including any investigation, litigation or inquiry) to which any Capital Entity is a party or, to CPLP’s knowledge, threatened against or affecting any of the Capital Entities or any of their respective officers, directors, properties or assets, that (a) affects the validity of the Basic Documents or the right of any Capital Entity to enter into any of the Basic Documents or to consummate the transactions contemplated hereby or thereby or (b) would reasonably be expected to result in, individually or in the aggregate, a CPLP Material Adverse Effect.

Section 3.09         No Conflicts

The execution, delivery and performance by the Capital Entities of the Basic Documents to which they are parties and compliance by the Capital Entities with the terms and provisions hereof and thereof, and the issuance and sale by CPLP of the Purchased Units and the application of the proceeds therefrom, do not and will not (a) with respect to securities laws, assuming the accuracy of the representations and warranties of the Purchasers contained herein and their compliance with the covenants contained herein, and with respect to other Laws, will not violate any provision of any Law or Permit having applicability to the Capital Entities or any of their respective Properties, (b) conflict with, result in or constitute a violation of the partnership agreement, limited liability company agreement, certificate of formation or conversion, certificate or articles of incorporation, bylaws or other constituent document of any of the Capital Entities, (c) require any consent, approval or notice under or result in a violation or breach of or constitute a breach or violation of, or a default (or an event that, with notice or lapse of time or both, would constitute such a default) under any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which any of the Capital Entities is a party or by which any of them or any of their respective properties may be bound, or (d) result in or require the creation or imposition of any Lien upon any property or assets of any of the CPLP Entities except in the cases of clauses (a), (c) and (d) where any such conflict, violation, default, breach, termination, cancellation, failure to receive consent, approval or notice, or acceleration with respect to the foregoing provisions of this Section 3.09 would not be, individually or in the aggregate, reasonably likely to result in a CPLP Material Adverse Effect.

Section 3.10         Authority, Enforceability

Each Capital Entity has all necessary power and authority to issue, sell and deliver the Purchased Units, in accordance with and upon the terms and conditions set forth in this Agreement and the Partnership Agreement.  Each Capital Entity has all requisite power and authority to execute, deliver and perform its obligations under the Basic Documents to which it is a party and to consummate the transactions contemplated thereby, and the execution, delivery and performance by each Capital Entity of the Basic Documents to which it is a party, have been duly authorized by all necessary action on the part of such Capital Entity; and the Basic Documents constitute the legal, valid and binding obligations of the Capital Entities to which each is a party, enforceable in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer and similar laws affecting creditors’ rights generally or by general principles of equity, including principles of commercial reasonableness, fair dealing and good faith.

Section 3.11         Compliance with Laws

Neither CPLP nor any of its Subsidiaries is in violation of any judgment, decree or order or any Law applicable to CPLP or its Subsidiaries, except as would not, individually or in the aggregate, have a CPLP Material Adverse Effect.  CPLP and its Subsidiaries possess all certificates, authorizations and permits issued by the appropriate regulatory authorities necessary to conduct their respective businesses, except where the failure to possess such certificates, authorizations or permits would not have, individually or in the aggregate, a CPLP Material Adverse Effect, and neither CPLP nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit, except where such potential revocation or modification would not have, individually or in the aggregate, a CPLP Material Adverse Effect.

Section 3.12         Approvals

No approval from the holders of outstanding Common Units is required under the Partnership Agreement or the rules of NASDAQ in connection with CPLP’s issuance and sale of the Purchased Units to the Purchasers.  Except for the approvals required by the Commission in connection with any registration statement filed under the Registration Rights Agreement, and for approvals that have already been obtained, no authorization, consent, approval, waiver, license, qualification or written exemption from, nor any filing, declaration, qualification or registration with, any Governmental Authority or any other Person is required in connection with the execution, delivery or performance by any Capital Entity of any of the Basic Documents to which it is a party, except where the failure to receive such authorization, consent, approval, waiver, license, qualification or written exemption from, or to make such filing, declaration, qualification or registration would not, individually or in the aggregate, reasonably be expected to have a CPLP Material Adverse Effect.

Section 3.13         Certain Fees

Except for the fees payable to Evercore Capital Partners and to certain investment banks, no fees or commissions are or will be payable by CPLP to brokers, finders, or investment bankers with respect to the sale of any of the Purchased Units or the consummation of the transaction contemplated by this Agreement.

Section 3.14         Registration Rights

Neither the execution of this Agreement, the issuance of the Purchased Units as contemplated by this Agreement nor the conversion of the Purchased Units into Common Units gives rise to any rights for or relating to the registration of any Partnership Securities, other than as have been waived.

Section 3.15         No Registration

Assuming the accuracy of the representations and warranties of each Purchaser contained in Section 4.05, the issuance and sale of the Purchased Units pursuant to this Agreement is exempt from registration requirements of the Securities Act, and neither CPLP nor, to the knowledge of CPLP, any authorized Representative acting on its behalf has taken or will take any action hereafter that would cause the loss of such exemption.  Except as contemplated by this Agreement, the Partnership Agreement and the Registration Rights Agreement, there are no contracts, agreements or understandings between CPLP and any Person granting such Person the right to require CPLP to file a registration statement under the Securities Act with respect to any securities of CPLP or to require CPLP to include such securities in any securities registered or to be registered pursuant to any registration statement filed by or required to be filed by CPLP under the Securities Act.

Section 3.16         Tax Matters

CPLP is treated as a corporation for purposes of the Internal Revenue Code of 1986, as amended (the “Code”).  Based on its current methods of operation, CPLP believes that it is not a “passive foreign investment company” within the meaning of Section 1297 of the Code.

Section 3.17         Investment Company Status

CPLP is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

Section 3.18         No Side Agreements

There are no agreements by, among or between CPLP or any of its Affiliates, on the one hand, and any Purchaser or any of its Affiliates, on the other hand, with respect to the transactions contemplated hereby other than the Basic Documents, nor promises or inducements for future transactions between or among any such parties, except for the Side Letter Agreement between CPLP and Salient.

Section 3.19         Form F-3 Eligibility

As of the date hereof, the CPLP has been, since the time of filing its most recent Form F-3 Registration Statement, and continues to be, eligible to use Form F-3.

Section 3.20         No Integration

Neither CPLP nor any of its Subsidiaries have, directly or indirectly through any agent, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any “security” (as defined in the Securities Act) that is or will be integrated with the sale of the Purchased Units in a manner that would require registration under the Securities Act.

Section 3.21         Insurance

CPLP and its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged.  CPLP does not have any reason to believe that it or any of its Subsidiaries will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business.

Section 3.22         Internal Accounting Controls

CPLP and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  CPLP is not aware of any failures of such internal accounting controls.

Section 3.23         Terms of Class B Units

No approvals are required by NASDAQ, the Partnership Agreement or applicable Law to approve the conversion of Class B Units into Common Units except for such approvals as have been obtained or will be obtained as promptly as practicable following the Closing.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS

Each Purchaser, severally and not jointly, hereby represents and warrants to CPLP that:

Section 4.01         Existence

Such Purchaser is duly organized and validly existing and in good standing under the Laws of its jurisdiction of formation, with all necessary power and authority to own properties and to conduct its business as currently conducted.

Section 4.02         Authorization, Enforceability

Such Purchaser has all necessary power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, and the execution, delivery and performance by such Purchaser of this Agreement has been duly authorized by all necessary action on the part of the Purchaser.  This Agreement constitutes the legal, valid and binding obligations of such Purchaser, enforceable in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer and similar laws affecting creditors’ rights generally or by general principles of equity, including principles of commercial reasonableness, fair dealing and good faith.

Section 4.03         No Breach

The execution, delivery and performance of this Agreement by such Purchaser and the consummation by such Purchaser of the transactions contemplated hereby will not (a) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any material agreement to which such Purchaser is a party or by which the Purchaser is bound or to which any of the property or assets of such Purchaser is subject, (b) conflict with or result in any violation of the provisions of the organizational documents of such Purchaser, or (c) violate any statute, order, rule or regulation of any court or governmental agency or body having jurisdiction over such Purchaser or the property or assets of such Purchaser, except in the cases of clauses (a) and (c), for such conflicts, breaches, violations or defaults as would not prevent the consummation of the transactions contemplated by this Agreement.

Section 4.04         Certain Fees

No fees or commissions are or will be payable by such Purchaser to brokers, finders, or investment bankers with respect to the purchase of any of the Purchased Units or the consummation of the transaction contemplated by this Agreement.

Section 4.05         Investment

The Purchased Units are being acquired for such Purchaser’s own account or the account of clients for whom it exercises investment discretion, not as a nominee or agent, and with no intention of distributing the Purchased Units or any part thereof, and such Purchaser has no present intention of selling or granting any participation in or otherwise distributing the same in any transaction in violation of the securities laws of the United States or any state, without prejudice, however, to such Purchaser’s right at all times to (subject to such Purchaser’s agreement contained in Section 5.06(b) hereof) sell or otherwise dispose of all or any part of the Purchased Units under a registration statement under the Securities Act and applicable state securities laws or under an exemption from such registration available thereunder (including, without limitation, if available, Rule 144 promulgated thereunder).  If such Purchaser should in the future decide to dispose of any of the Purchased Units, such Purchaser understands and agrees (a) that it may do so only in compliance with the Securities Act and applicable state securities law, as then in effect, which may include a sale contemplated by any registration statement pursuant to which such securities are being offered, and (b) that stop-transfer instructions to that effect will be in effect with respect to such securities.

Section 4.06         Nature of Purchasers

Such Purchaser represents and warrants to, and covenants and agrees with, CPLP that, (a) it is an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated by the Commission pursuant to the Securities Act and (b) by reason of its business and financial experience it has such knowledge, sophistication and experience in making similar investments and in business and financial matters generally so as to be capable of evaluating the merits and risks of the prospective investment in the Purchased Units, is able to bear the economic risk of such investment and, at the present time, would be able to afford a complete loss of such investment.

Section 4.07         Receipt of Information; Authorization

Such Purchaser acknowledges that it has (a) had access to CPLP’s SEC Documents and (b) been provided a reasonable opportunity to ask questions of and receive answers from Representatives of CPLP regarding such matters.

Section 4.08         Restricted Securities

Such Purchaser understands that the Purchased Units it is purchasing are characterized as “restricted securities” under the federal securities Laws inasmuch as they are being acquired from CPLP in a transaction not involving a public offering and that under such Laws and applicable regulations such securities may be resold without registration under the Securities Act only in certain limited circumstances.  In this connection, such Purchaser represents that it is knowledgeable with respect to Rule 144 and Regulation S of the Commission promulgated under the Securities Act.

Section 4.09         Legend

It is understood that the certificates evidencing the Purchased Units or, upon conversion to Common Units, the book-entry account maintained by the transfer agent evidencing such Common Units, as applicable, will bear the following legend:  “These securities have not been registered with the Securities and Exchange Commission or the securities commission of any state in reliance upon an exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”) and are subject to the terms of the Second Amended and Restated Limited Partnership Agreement of Capital Product Partners L.P., as amended.  The holder of this security acknowledges for the benefit of Capital Product Partners L.P. that this security may not be sold, offered, resold, pledged or otherwise transferred if such transfer would (a) violate the then applicable securities laws or rules and regulations of the Securities and Exchange Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer or (b) cause Capital Product Partners L.P. to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed).  Capital GP L.L.C., the general partner of Capital Product Partners L.P., may impose additional restrictions on the transfer of this security if it receives an opinion of counsel that such restrictions are necessary to avoid a significant risk of Capital Product Partners L.P. becoming taxable as a corporation or otherwise becoming taxable as an entity for federal income tax purposes (to the extent not already so treated or taxed).  The restrictions set forth above shall not preclude the settlement of any transactions involving this security entered into through the facilities of any national securities exchange on which this security is listed or admitted to trading.”

ARTICLE V
COVENANTS

Section 5.01         Taking of Necessary Action

Each of the parties hereto shall use its commercially reasonable efforts promptly to take or cause to be taken all action and promptly to do or cause to be done all things necessary, proper or advisable under applicable Law and regulations to consummate and make effective the transactions contemplated by this Agreement.  Without limiting the foregoing, CPLP and each Purchaser shall use its commercially reasonable efforts to make all filings and obtain all consents of Governmental Authorities that may be necessary or, in the reasonable opinion of the other parties, as the case may be, advisable for the consummation of the transactions contemplated by the Basic Documents.

Section 5.02         Other Actions

CPLP shall file with NASDAQ as soon as reasonably practicable following the Closing the proper form or other additional listing notification and required supporting documentation, and provide to NASDAQ any requested information, relating to the Common Units underlying the Class B Units.

Section 5.03         Payment and Expenses

CPLP agreed to pay Baker Botts L.L.P. up to an aggregate amount of $75,000 for reasonable fees and expenses incurred in connection with (i) the review of, negotiation of and preparation of comments to the “Basic Documents” (as such term is defined in the Class B Convertible Preferred Unit Subscription Agreement by and among CPLP and the purchasers thereto dated as of May 11, 2012) and (ii) the closing of the sale and delivery of the Class B Units to such purchasers, and such purchasers agreed that any legal fees in excess of $75,000 shall be paid pro rata by all the purchasers in proportion to the aggregate number of Class B Units purchased by each.  The Purchasers hereto agree that the Purchased Units hereunder shall be included in the allocation of any legal fees of Baker Botts L.L.P. in excess of the $75,000.

Section 5.04         Use of Proceeds

In connection with this sale and the prior sale of Class B Units, CPLP will have reduced its indebtedness under theCPLP Credit Facilities in accordance with the terms of the Ninth Supplemental Agreement to the Revolving $370.0 Million Credit Facility dated May 21, 2012, the Third Supplemental Agreement to the Revolving $350.0 Million Credit Facility dated May 21, 2012, and the Supplemental Letter to the $25.0 Million Term Loan Facility dated May 21, 2012, respectively.

Section 5.05         Non-Disclosure; Interim Public Filings

Within four (4) days following the Closing Date, CPLP shall file a Current Report on Form 6-K with the Commission (the “6-K Filing”) describing the terms of the transactions contemplated by the Basic Documents and including as exhibits to such 6-K Filing the Basic Documents in the form required by the Exchange Act.

Section 5.06         Subsequent Offerings; Lock-Up Agreement

(a)           Until the Lock-Up Date, without the affirmative vote or prior written consent of the holders of a majority of the Class B Units, CPLP will not grant, issue or sell any Partnership Securities, any securities convertible into or exchangeable therefor or take any other action that may result in the issuance of any of the foregoing; provided, however, that CPLP may grant, issue and sell Partnership Securities pursuant to Section 5.10(a) of the Partnership Agreement.

(b)           Without the prior written consent of CPLP, until the Lock-Up Date, each Purchaser will not (i) offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any of its Purchased Units or (ii) enter into any swap or other transaction or arrangement that transfers or that is designed to, or that might reasonably be expected to, result in the transfer to another, in whole or in part, any of the economic consequences of ownership of its Purchased Units, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Units, Class B Units or any other securities, in cash or otherwise; provided, however, that any Purchaser may transfer its Purchased Units to an Affiliate of such Purchaser or to any other Purchaser or an Affiliate of such other Purchaser, provided that any such transferee agrees to the restrictions set forth in this Section 5.06.

Section 5.07         Corporate Status

CPLP shall not file any election or take other action that would change its status as a corporation for purposes of the Code without the prior written consent of the holders of a majority of the Class B Units.

Section 5.08         Qualified Shareholder Status

Each Purchaser agrees that it will, if requested by the General Partner, inform the General Partner as to whether the Purchaser is a “qualified shareholder” as defined in the Treasury regulations promulgated under Section 883 of the Code (a “Qualified Shareholder”), and, if the Purchaser is a Qualified Shareholder, provide documentation in the manner set forth under such Treasury Regulations sufficient for CPLP to substantiate the status of such Purchaser as a Qualified Shareholder.  For further certainty, a Purchaser will have no obligation to provide any information regarding whether the direct or indirect owners of interests in the Purchaser are Qualified Shareholders.

ARTICLE VI
INDEMNIFICATION

Section 6.01         Indemnification by CPLP

CPLP agrees to indemnify each Purchaser and its Representatives (each a “Purchaser Related Party”) from, and hold each of them harmless against, any and all actions, suits, proceedings (including any investigations, litigation or inquiries), demands, and causes of action, costs, losses, liabilities, damages, or expenses of any kind or nature whatsoever, and, in connection therewith, and promptly upon demand, pay or reimburse each of them for all costs, losses, liabilities, damages, or expenses of any kind or nature whatsoever, including, without limitation, the reasonable fees and disbursements of counsel and all other reasonable expenses incurred in connection with investigating, defending or preparing to defend any such matter that may be incurred by them or asserted against or involve any of them as a result of, arising out of, or in any way related to the breach of any of the representations, warranties or covenants of CPLP contained herein or in any certification contained in CPLP’s certificate delivered pursuant to Section 2.03; provided, that such claim for indemnification relating to a breach of the representations or warranties is made prior to the expiration of such representations or warranties to the extent applicable; and provided, further, that with respect to third-party claims, no Purchaser or Purchaser Related Party shall be entitled to recover special, consequential (including lost profits or diminution in value) or punitive damages under this Section 6.01; and provided, further, that the liability of CPLP under this Agreement shall not be greater in amount than the aggregate Purchase Price paid by the Purchasers.  Furthermore, CPLP agrees that it will indemnify and hold harmless each Purchaser and each Purchaser Related Party from and against any and all claims, demands or liabilities for broker’s, finder’s, placement or other similar fees or commissions incurred by CPLP in connection with the sale of any of the Purchased Units and the consummation of the transactions contemplated by this Agreement.

Section 6.02         Indemnification by Purchasers

Each Purchaser agrees, severally and not jointly, to indemnify CPLP, the General Partner and their respective Representatives (each a “Partnership Related Party”) from, and hold each of them harmless against, any and all actions, suits, proceedings (including any investigations, litigation or inquiries), demands, and causes of action, and, in connection therewith, and promptly upon demand, pay or reimburse each of them for all costs, losses, liabilities, damages, or expenses of any kind or nature whatsoever, including, without limitation, the reasonable fees and disbursements of counsel and all other reasonable expenses incurred in connection with investigating, defending or preparing to defend any such matter that may be incurred by them or asserted against or involve any of them as a result of, arising out of, or in any way related to the breach of any of the representations, warranties or covenants of such Purchaser contained herein; provided, that such claim for indemnification relating to a breach of the representations and warranties is made prior to the expiration of such representations and warranties; and provided, further, that the liability of any Purchaser shall not be greater in amount than the aggregate Purchase Price paid by such Purchaser; and provided, further, that no Partnership Related Party shall be entitled to recover special, consequential or punitive damages.

Section 6.03         Indemnification Procedure

Promptly after any Partnership Related Party or Purchaser Related Party (hereinafter, the “Indemnified Party”) has received notice of any indemnifiable claim hereunder, or the commencement of any action, suit or proceeding by a third person, which the Indemnified Party believes in good faith is an indemnifiable claim under this Agreement, the Indemnified Party shall give the indemnitor hereunder (the “Indemnifying Party”) written notice of such claim or the commencement of such action, suit or proceeding, but failure to so notify the Indemnifying Party will not relieve the Indemnifying Party from any liability it may have to such

Indemnified Party hereunder except to the extent that the Indemnifying Party is materially prejudiced by such failure. Such notice shall state the nature and the basis of such claim to the extent then known.  The Indemnifying Party shall have the right to defend and settle, at its own expense and by its own counsel who shall be reasonably acceptable to the Indemnified Party, any such matter as long as the Indemnifying Party pursues the same diligently and in good faith.  If the Indemnifying Party undertakes to defend or settle, it shall promptly notify the Indemnified Party of its intention to do so, and the Indemnified Party shall cooperate with the Indemnifying Party and its counsel in all commercially reasonable respects in the defense thereof and the settlement thereof.  Such cooperation shall include, but shall not be limited to, furnishing the Indemnifying Party with any books, records and other information reasonably requested by the Indemnifying Party and in the Indemnified Party’s possession or control.  Such cooperation of the Indemnified Party shall be at the cost of the Indemnifying Party.  After the Indemnifying Party has notified the Indemnified Party of its intention to undertake to defend or settle any such asserted liability, and for so long as the Indemnifying Party diligently pursues such defense, the Indemnifying Party shall not be liable for any additional legal expenses incurred by the Indemnified Party in connection with any defense or settlement of such asserted liability; provided, however, that the Indemnified Party shall be entitled (i) at its expense, to participate in the defense of such asserted liability and the negotiations of the settlement thereof and (ii) if (A) the Indemnifying Party has failed to assume the defense or employ counsel reasonably acceptable to the Indemnified Party or (B) the defendants in any such action include both the Indemnified Party and the Indemnifying Party and counsel to the Indemnified Party shall have concluded that there may be reasonable defenses available to the Indemnified Party that are different from or in addition to those available to the Indemnifying Party or if the interests of the Indemnified Party reasonably may be deemed to conflict with the interests of the Indemnifying Party, then the Indemnified Party shall have the right to select a separate counsel and to assume such legal defense and otherwise to participate in the defense of such action, with the expenses and fees of such separate counsel and other expenses related to such participation to be reimbursed by the Indemnifying Party as incurred.  Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not settle any indemnified claim without the consent of the Indemnified Party, unless the settlement thereof imposes no liability or obligation on, and includes a complete release from liability of, and does not include any admission of wrongdoing or malfeasance by, the Indemnified Party.  The remedies provided for in this Article VI are cumulative and are not exclusive of any remedies that may be available to a party at law or in equity or otherwise.

ARTICLE VII
MISCELLANEOUS

Section 7.01         Interpretation and Survival of Provisions

Article, Section, Schedule, and Exhibit references are to this Agreement, unless otherwise specified.  All references to instruments, documents, contracts, and agreements are references to such instruments, documents, contracts, and agreements as the same may be amended, supplemented, and otherwise modified from time to time, unless otherwise specified.  The word “including” shall mean “including but not limited to.”  Whenever any party has an obligation under the Basic Documents, the expense of complying with that obligation shall be an expense of such party unless otherwise specified.  Whenever any determination, consent, or approval is to be made or given by the Purchasers, such action shall be in such Purchaser’s sole discretion unless otherwise specified in this Agreement.  If any provision in the Basic Documents is held to be illegal, invalid, not binding, or unenforceable, such provision shall be fully severable and the Basic Documents shall be construed and enforced as if such illegal, invalid, not binding, or unenforceable provision had never comprised a part of the Basic Documents, and the remaining provisions shall remain in full force and effect.  The Basic Documents have been reviewed and negotiated by sophisticated parties with access to legal counsel and shall not be construed against the drafter.

Section 7.02         Survival of Provisions

The representations and warranties set forth in Sections 3.01, 3.03, 3.05, 3.10, 3.12, 3.13, 3.14, 3.17, 3.18, 3.23, 4.01, 4.02, 4.04, 4.05, 4.06, 4.07, 4.08, and 4.09 hereunder shall survive the execution and delivery of this Agreement indefinitely, and the other representations and warranties set forth herein shall survive for a period of twelve (12) months following the Closing Date regardless of any investigation made by or on behalf of CPLP or the Purchasers.  The covenants made in this Agreement or any other Basic Document shall survive the Closing of the transactions described herein and remain operative and in full force and effect regardless of acceptance of any of the Purchased Units and payment therefor and repayment, conversion, exercise or repurchase thereof.

Section 7.03         No Waiver; Modifications in Writing

(a)           Delay.  No failure or delay on the part of any party in exercising any right, power, or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power, or remedy preclude any other or further exercise thereof or the exercise of any other right, power, or remedy.  The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to a party at law or in equity or otherwise.

(b)           Specific Waiver and Amendment.  Except as otherwise provided herein, no amendment, waiver, consent, modification, or termination of any provision of this Agreement or any other Basic Document (except in the case of the Partnership Agreement, as amended by the Class B Amendment, for amendments adopted pursuant to the terms thereof) shall be effective unless signed by each of the parties hereto or thereto affected by such amendment, waiver, consent, modification, or termination; provided, however, that any material amendment to this Agreement requires the written consent of the purchasers who purchased at least a majority of the Class B Units under the Class B Convertible Preferred Unit Subscription Agreement dated May 11, 2012.  Any amendment, supplement or modification of or to any provision of this Agreement or any other Basic Document, any waiver of any provision of this Agreement or any other Basic Document, and any consent to any departure by CPLP from the terms of any provision of this Agreement or any other Basic Document shall be effective only in the specific instance and for the specific purpose for which made or given.  Except where notice is specifically required by this Agreement, no notice to or demand on CPLP in any case shall entitle CPLP to any other or further notice or demand in similar or other circumstances.

Section 7.04         Binding Effect; Assignment

(a)           Binding Effect.  This Agreement shall be binding upon CPLP, each Purchaser, and their respective successors and permitted assigns.  Except as expressly provided in this Agreement, this Agreement shall not be construed so as to confer any right or benefit upon any Person other than the parties to this Agreement and their respective successors and permitted assigns.

(b)           Assignment of Purchased Units.  All or any portion of Purchased Units purchased pursuant to this Agreement may be sold, assigned or pledged by such Purchaser, subject to compliance with Section 4.05, Section 4.06, Section 5.06(b), the Registration Rights Agreement and applicable securities laws.

(c)           Assignment of Rights.  All or any portion of the rights and obligations of each Purchaser under this Agreement may be transferred by such Purchaser to any Affiliate of such Purchaser without the consent of CPLP.  Notwithstanding the foregoing, no transfer of rights may take place pursuant to this Section 7.04(c) unless the transferee executes a joinder agreement and expressly agrees to be bound by the terms of the Basic Documents.  Schedule A and Schedule B to this Agreement will be updated to reflect the transferee information.

Section 7.05         Non-Disclosure

Notwithstanding anything herein to the contrary, the Non-Disclosure Agreements shall remain in full force and effect in accordance with their terms regardless of any termination of this Agreement.  Other than the Form 6-K to be filed in connection with this Agreement, CPLP, the General Partner, their respective Subsidiaries and any of their respective Representatives shall disclose the identity of, or any other information concerning, any Purchaser or any of its Affiliates only after providing such Purchaser a reasonable opportunity to review and comment on such disclosure; provided, however, that nothing in this Section 7.05 shall delay any required filing or other disclosure with the Commission, NASDAQ or any Governmental Authority or otherwise hinder CPLP, the General Partner, their respective Subsidiaries or their Representatives’ ability to timely comply with all laws or rules and regulations of the Commission, NASDAQ or other Governmental Authority.

Section 7.06         Communications

All notices and demands provided for hereunder shall be in writing and shall be given by registered or certified mail, return receipt requested, telecopy, electronic mail, air courier guaranteeing overnight delivery or personal delivery to the following addresses:

If to the Purchasers:

To the respective address listed on Schedule B hereof

with a copy to:

Baker Botts L.L.P.
98 San Jacinto Blvd., Suite 1500

Austin, Texas  78701
Attention:  Laura L. Tyson
Facsimile:  (512) 322-8377
Email: laura.tyson@bakerbotts.com

If to CPLP:

Capital Product Partners L.P.
c/o Capital Ship Management Corp.
3 Iassonos Street
Piraeus 18537 Greece
Facsimile:  +30 210 428 4879
Attn:  Ioannis E. Lazaridis
Email:  i.lazaridis@capitalpplp.com
with a copy to:

Sullivan & Cromwell LLP
125 Broad Street
New York, New York  10004
Attention:  Jay Clayton
Facsimile:  (212) 291-9026
Email:  claytonj@sullcrom.com

or to such other address as CPLP or such Purchaser may designate in writing.  All notices and communications shall be deemed to have been duly given:  at the time delivered by hand, if personally delivered; at the time of transmittal, if sent via electronic mail; upon actual receipt if sent by certified mail, return receipt requested, or regular mail, if mailed; when receipt is acknowledged, if sent via facsimile; and upon actual receipt when delivered to an air courier guaranteeing overnight delivery.

Section 7.07         Removal of Legend

In connection with a sale of the Purchased Units or Common Units upon conversion of the Purchased Units by a Purchaser in reliance on Rule 144, the applicable Purchaser or its broker shall deliver to the transfer agent and CPLP a customary broker representation letter providing to the transfer agent and CPLP any information CPLP deems reasonably necessary to determine that the sale of the Purchased Units or Common Units, as applicable, is made in compliance with Rule 144, including, as may be appropriate, a certification that the Purchaser is not an Affiliate of CPLP and regarding the length of time the Purchased Units and/or the Common Units, as applicable, have been held.  Upon receipt of such representation letter, CPLP shall promptly direct its transfer agent to remove the notation of a restrictive legend in such Purchaser’s certificates evidencing the Purchased Units or the book-entry account maintained by the transfer agent, including the legend referred to in Section 4.09, and CPLP shall bear all costs associated therewith.  After a registration statement under the Securities Act permitting the public resale of the Common Units issued upon conversion of the Purchased Units has become effective or any Purchaser or its permitted assigns have held the

Purchased Units and/or the Common Units for at least one year, if the certificate evidencing such Purchased Units or Common Units issued upon conversion thereof or the book-entry account with the transfer agent of such Purchased Units or Common Units, as applicable, still bears the notation of the restrictive legend referred to in Section 4.09, CPLP agrees, upon request of the Purchaser or permitted assignee, to take all steps necessary to promptly effect the removal of the legend described in Section 4.09 from the Purchased Units or the Common Units, as applicable, and CPLP shall bear all costs associated therewith, regardless of whether the request is made in connection with a sale or otherwise, so long as such Purchaser or its permitted assigns provide to CPLP any information CPLP deems reasonably necessary to determine that the legend is no longer required under the Securities Act or applicable state laws, including (if there is no such registration statement) a certification that the holder is not an Affiliate of CPLP and regarding the length of time the Purchased Units have been held.  Assuming the registration statement is effective or the Purchased Units have been held for greater than one year, whether held in certificated form or in book entry with the transfer agent, CPLP agrees that upon request, it shall cooperate with the Purchasers to insure that the Purchased Units or the Common Units issued upon conversion thereof are moved to such Purchaser’s DTC brokerage account according to the instructions provided by such Purchaser.

Section 7.08         Entire Agreement

This Agreement, the other Basic Documents and the other agreements and documents referred to herein are intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and therein.  There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein or in the other Basic Documents with respect to the rights granted by CPLP or any of its Affiliates or the Purchasers or any of their Affiliates set forth herein or therein.  This Agreement, the other Basic Documents and the other agreements and documents referred to herein or therein supersede all prior agreements and understandings between the parties with respect to such subject matter.

Section 7.09         Governing Law

This Agreement will be construed in accordance with and governed by the laws of the State of New York.

Section 7.10         Execution in Counterparts

This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same Agreement.

Section 7.11         Recapitalization, Exchanges, Etc. Affecting the Purchased Units

The provisions of this Agreement shall apply to the full extent set forth herein with respect to any and all equity interests of CPLP or any successor or assign of CPLP (whether by merger, consolidation, sale of assets or otherwise) which may be issued in respect of, in exchange for or in substitution of, the Purchased Units, and shall be appropriately adjusted for combinations, recapitalizations and the like occurring after the date of this Agreement.

Section 7.12         Third Party Beneficiaries.

Nothing contained in this Agreement, expressed or implied, is intended to confer any benefits, rights, or remedies upon any person or entity other than CPLP, Salient and Capital Maritime (except as specified in Section 7.03(b) hereof).

[Signature pages follow.]

IN WITNESS WHEREOF, the parties hereto execute this Agreement, effective as of the date first above written.

CAPITAL PRODUCT PARTNERS L.P.

By	/s/ Ioannis E. Lazaridis
	Name:	Ioannis E. Lazaridis
	Title:	Authorized Person

Signature Page to Class B Convertible Preferred Unit Subscription Agreement

SALIENT MIDSTREAM & MLP FUND

By:	Salient Capital Advisors, LLC

By:	/s/ Gregory A. Reid
Name:	Gregory A. Reid
Title:	President

Signature Page to Class B Convertible Preferred Unit Subscription Agreement

CAPITAL MARITIME & TRADING CORP.

By:	/s/ Ioannis E. Lazaridis
Name:	Ioannis E. Lazaridis
Title:	Chief Financial Officer

Signature Page to Class B Convertible Preferred Unit Subscription Agreement

Schedule A – List of Purchasers and Commitment Amounts

Purchaser	Purchased Units	Total Purchase Price (prior to any adjustment set forth in Section 2.01(b))
Salient Midstream & MLP Fund	622,222	$5,599,998
Capital Maritime & Trading Corp.	488,889	4,400,001
Total	1,111,111	$9,999,999

Schedule A

Schedule B – Notice and Contact Information

Purchaser	Address
Capital Maritime & Trading Corp.	Capital Maritime & Trading Corp. 3 Iassonos St. Piraeus 18537, Greece Attention: Ioannis E. Lazaridis Facsimile: +30 (210) 428-4285 i.lazaridis@capitalpplp.com
Salient Midstream & MLP Fund
Salient MLP Fund, L.P.
4265 San Felipe, Suite 800
Houston, TX 77027
Attn: Salient Capital Advisor LLC - MLP Fund Operations
Facsimile: (713) 993-4698
greid@salientpartners.com
mhibbetts@salientpartners.com
pcanlas@salientpartners.com

Schedule B

Exhibit A – Wire Transfer Instructions

Exhibit A

Exhibit B – Registration Rights Agreement

Exhibit B